2.    Investment in 4 PRC entities

Thank you for sending us the FASB 141 and 142. In fact we have already looked at them before. What I requested in the meeting was something from SEC, not FASB, to justify your initial recording of these investments at the current book value, which you told us that they were booked at "COST". I am not a SEC expert but I consider that we need to look at the SEC SAB 97 unless your US accounts are not to be filed with the SEC. Please correct me if I am wrong. For your convenience, I have attached the SAB 97 document downloaded from SEC. Or you can find it here:

http://www.sec.gov/interps/account/sab97.txt

It is meaningless for me to repeat again both your and our arguments here. I think we have already spent enough time on that. If you need us to audit these 4 investments please provide what we need:

- Which L&L entity's common stock has been given to the PRC entities to exchange for their equities, and when?
- If the above-mentioned L&L entity's common stock was not a new issue of stock, when, to whom and at what value did these common stocks previously allot?
- Supporting documents to prove the above, including the management accounts of the L&L entity as of the date of stock allotment to justify the fair value of L&L stock at that moment.

Remember, we need to look at the fair value of stock of L&L, not the 4 PRC investees, as of the date of allotment.